EXHIBIT 99.1

Marine Harvest ASA (OSE:MHG, NYSE:MHG): Registration of share capital increase

Reference is made to the stock exchange notice published by Marine Harvest ASA (the "Company") on 27 January 2017 regarding the conversion of EUR 14.7 million of the outstanding loan of the EUR 375 million convertible bond issued by Marine Harvest ASA with ISIN NO 001 0710395 into 1,542,934 new shares in the Company, each with a nominal value of NOK 7.50.

The share capital increase pertaining to the conversion has now been duly registered with the Norwegian Register of Business Enterprises. Following the registration of the share capital increase, the Company's total share capital is NOK 3,387,214,395, divided into 451,628,586 total shares, each with a nominal value of NOK 7.50.

This information is subject of the disclosure requirements pursuant to section of 5-12 of the Norwegian Securities Trading Act.